EXHIBIT 10.9

                  Insituform Technologies, Inc.
                        17988 Edison Ave.
                     Chesterfiled, MO  63005
                      Tel:  (314) 532-6137
                      Fax:  (314) 530-0751


February 10, 1997

Mr. Carroll Slusher
3960 Brookline Drive
Alpharette, GA  30202

Dear Carroll:

This will confirm our offer of employment extended to you for the position of Director-West Regions for Insituform Technologies, Inc. This position will report to the Senior Vice President, Insituform Technologies, Inc., responsible for North American rehabilitation.

In accepting this position, you will be provided a starting salary of $160,000 annualized. This converts to $6,153.85 on a semi-monthly basis which is the regular pay cycle for executive employees. You will be eligible to participate in an incentive compensation plan with a target bonus opportunity of up to 50% of your base salary to a maximum of 75% of your base. For calendar year 1997, any incentive earned will be prorated from your date of hire. The plan and the performance measurement criteria are detailed in the enclosed document.

Upon joining the Insituform Technologies, Inc. team as a full-time regular employee, you will be provided with company benefits as outlined in the enclosed benefits information package. Benefit eligibility and coverages are detailed in this information. It should be noted that these benefits are subject to change with or without notice and operate at the sole discretion of the Company.

You will be entitled to three weeks of paid vacation to be taken during the 1997 calendar year. Thereafter, your vacation will be determined in accordance with the ITI vacation policy.

This position is based in St. Louis, Missouri, therefore, you will be required to relocate. ITI will extend relocation assistance to you, including reimbursement of certain usual and customary closing costs on both the sale of your current residence and the purchase of a new residence; packing, transportation, unpacking and up to three months temporary storage of your household goods; two house-hunting trips for you and your spouse and temporary living accommodations for up to three months at the new location if required. Additionally, you will be provided a relocation allowance equal to four weeks of base salary.

Mr. Carroll Slusher
February 10, 1997
Page 2

This offer of employment is contingent upon the successful completion of a drug screen for controlled substances, which will be paid for by Insituform. Please contact Cindy Shaw at (800) 325-1159 to make the arrangements.

In the event you are terminated by the Company for any reason other than "cause" within the first twenty-four (24) months of your employment, you will be entitled to severance equal to twelve (12) months base salary and paid over that period. "Cause" shall be defined as substantial dereliction of duty after written notice thereof, conviction of a felony, or the inability to report for work for a period of four months or greater.

I know this will be a challenging and exciting opportunity for you and we look forward to having you on the Insituform term. Kindly indicate your acceptance by signing this letter and the Confidentiality, Non-Disclosure and Non-Compete, and Conflict of Interest agreements. Retain one copy for your files and return the other to me in the enclosed envelope. Once this offer has been accepted, we will establish a mutually agreed upon start date.

Carroll, we look forward to you and your family joining us in St.
Louis.  Please contact me if you have any questions.



Sincerely,


/s/ Dale T. Harden


Enclosures

cc:  Jack Boatman
     Cindy Shaw


I accept the Director-West Regions position as outlined herein and on the attached addendum dated February 20, 1997.


/s/ Carroll Slusher                         2/24/97
-------------------------               -------------------------
Carroll Slusher

February 20, 1997


Mr. Dale Harden
Senior Vice President
Insituform Technologies, Inc.
17988 Edison Ave.
Chesterfield, MO  63005

Dear Dale:

As an addendum to your letter dated February 10, we have discussed and agreed on a few additional items that I would like to document here.

I will be entitled to three weeks paid vacation in 1997 and each subsequent year. The position will include a company car allowance of $700 per month and payment per mile for business related mileage at the appropriate company established rate.

The annual incentive compensation performance measurement criteria will be forthcoming in March with the target bonus opportunities as you defined.

I recognize that there is no home sale assistance or potential recovery in our agreement but I would ask for appropriate consideration should the sale of my home cause undue financial or personal hardship.

I am looking forward to the challenge and opportunity as the new
Director-Western Regions for Insituform Technologies, Incorporated. I fill it offers me the potential to show the value of my experience and training in a progressive and exciting Company. I hope to see you soon.


Sincerely,



/s/ Carroll W. Slusher